inContact, Inc.
7730 South Union Park Avenue, Suite 500
Midvale, Utah 84047

July 19, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jay Knight, Staff Attorney
Mail Stop 3720
Division of Corporation Finance

Re:	inContact, Inc. (the “Company,” “we,” “us,” or “our”)
Form 10-K for the fiscal year ended December 31, 2009, Filed March 12, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010 File No. 001-33762

Dear Mr. Knight:

We write in response to the letter from the Staff of the Commission dated July 9, 2010, regarding the above-referenced filings and our letter dated June 29, 2010, responding to the Staff’s letter dated June 17, 2010. We appreciate the opportunity our counsel had to discuss the issues with you by phone on July 13, 2010, and we believe the following responses are consistent with the substance of that conversation.

Form 10-K for the fiscal year ended December 31, 2009

Proposal No.1 Election of Directors, page 5

Directors and Officers, page 5

1.	We note your response to comment three in our letter dated June 17, 2010, and we re-issue our comment. As previously noted, Item 401(e)(1) is intended to elicit personalized disclosure for each director. Although you state that the same factors were relevant to all three directors, the item requires a more specific discussion of these factors on a person-by-person basis. Further, while we acknowledge that the rules “do not specify the particular information that should be disclosed,” the item does require that you discuss the information presented with specificity. Please advise accordingly.

This will confirm the information provided to the Staff of the Commission in the call with our counsel that the disclosure contained in our last proxy statement describes fully the factors considered by the board at the beginning of 2010, and the depth of that consideration. In other words, there simply is no more detail or specific information about what led the board to conclude the named directors should be candidates in 2010 that is not presented in the proxy statement. We understand the substance of the Staff’s comment and will endeavor to work with the directors on recording and reporting a more thoughtful and individualized approach to the evaluation of director candidacy in 2011 for disclosure in the next proxy statement.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Base Salary, page 15

2.	We note your response to comment four in our letter dated June 17, 2010, and we re-issue our comment. While we previously noted the disclosure you cite in your response, your disclosure regarding base salaries implies that you benchmark such compensation based on the fact that you target salaries “near or below the median of the range of salaries for executives at companies in similar positions and with similar responsibilities as our executive officers.” Note that benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. The number of companies used does not impact the determination as to whether compensation was, in reality, benchmarked. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices. Therefore, it appeared from your disclosure that you engaged in benchmarking when setting base salaries. If your base salary disclosure is, in fact, inconsistent with the method actually employed by the Compensation Committee when setting base salaries, please confirm that you will revise your disclosure in future filings to clarify this issue. Otherwise, identify the companies used in benchmarking.

This will confirm the information provided to the Staff of the Commission in the call with our counsel that the sentence on page 15 of the proxy statement referenced in the Staff’s comment was not intended to suggest we benchmark our executive salaries. In our view, the disclosure on page 14 of the proxy statement that was recited in our letter dated June 29, 2010, clearly states the Compensation Committee did not benchmark in performing its tasks in 2009/ 2010. In our next 10-K/proxy statement we will revise the sentence on page 15 and endeavor to eliminate any confusion about how the Compensation Committee performs its functions with respect to determining salary levels.

*	*	*	*

As requested, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the Commission has any further comments or questions or requires any additional information, please contact me at the above address or by telephone at (801) 715-5270.

Very truly yours,

inContact, Inc.

/s/ Gregory S. Ayers

Gregory S. Ayers, Chief Financial Officer